UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-10269

ALLERGAN, INC.

(Exact Name of Registrant as Specified in its Charter)

Morris Corporate Center

400 Interpace Parkway

Parsippany, New Jersey 07054

(862) 261-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($0.01 par value)

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On March 17, 2015, pursuant to the Agreement and Plan of Merger, dated November 16, 2014 among Actavis plc (“Actavis”), Avocado Acquisition Inc. (“Merger Sub”) and Allergan, Inc. (the “Company”), Merger Sub merged with and into the Company, with the Company being the surviving entity (the “Merger”). As a result of the Merger, the Company became an indirect wholly owned subsidiary of Actavis.

Pursuant to the requirements of the Securities Exchange Act of 1934, Allergan, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2015	ALLERGAN, INC.

	By:	/s/ A. Robert D. Bailey
	Name:	A. Robert D. Bailey
	Title:	President and Chairman of the Board